UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 4, 2025

The Hackett Group, Inc.

(Exact name of registrant as specified in its charter)

FLORIDA	333-48123	65-0750100
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1001 Brickell Bay Drive, Suite 3000 Miami, Florida	33131
(Address of principal executive offices)	(Zip Code)

(305) 375-8005

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.001 per share	HCKT	NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR § 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR § 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition.

On November 4, 2025, The Hackett Group, Inc. (the “Company”) issued a press release setting forth its consolidated financial results for the third fiscal quarter ended September 26, 2025. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein.

The information contained in Item 2.02 of this current report on Form 8-K, as well as Exhibit 99.1, is being furnished to the Securities and Exchange Commission (the “SEC”) and shall not be deemed “filed” with the SEC nor incorporated by reference in any registration statement filed by the Company under the Securities Act of 1933, as amended.

Item 8.01	Other Events.

The press release referred to above also announced that the Company’s Board of Directors approved an additional $40 million to its share repurchase plan authorization and the Company plans to launch a modified “Dutch auction” tender offer on November 5, 2025 to purchase up to $40 million in value of its common stock, at a price ranging from $18.30 to $21.00.

Additional Information Regarding the Tender Offer

The tender offer described above has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described or at all. On the commencement date of the tender offer, the Company will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and other tender offer materials, with the SEC. The tender offer will only be made pursuant to the offer to purchase, the related letter of transmittal and the other tender offer materials filed as part of the Schedule TO. When available, shareholders should read carefully the offer to purchase, the related letter of transmittal and other tender offer materials because they will contain important information, including the terms and conditions of the tender offer. Once the tender offer commences, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company will be filing with the SEC at the SEC’s website at www.sec.gov or from the Company’s information agent for the tender offer.

Item 9.01	Financial Statements and Exhibits.

(d)  Exhibits

Exhibit Number	Description

99.1	Press Release of The Hackett Group, Inc., dated November 4, 2025

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HACKETT GROUP, INC.

Date: November 4, 2025	By:	/s/ Robert A. Ramirez
Robert A. Ramirez
Executive Vice President, Finance and Chief Financial Officer

WWW.THEHACKETTGROUP.COM

Exhibit 99.1

The Hackett Group Announces Third Quarter 2025 Results

and Intent to Launch Dutch Tender Offer

MIAMI – November 4, 2025 – The Hackett Group, Inc. (NASDAQ: HCKT), a leading generative artificial intelligence (Gen AI) consultancy and executive advisory firm that enables Digital World Class® performance, today announced its financial results for the third quarter, which ended on September 26, 2025.

“We reported operating results that were at the mid-range of our adjusted earnings per share guidance. This was achieved while continuing our pivot to Gen AI, including aggressively investing in our highly differentiating AI XPLR platform and growing our Gen AI revenues,” stated Ted A. Fernandez, Chairman and CEO of The Hackett Group, Inc. “What distinguished this quarter was the release of our AI XPLR V4 in September and the overwhelmingly positive response to our new capabilities and described by one of our channel partners as game changing. AI XPLR V4 fully considers the client’s existing automation footprint and data sources at a level of detail to identify and design agentic workflows, which ensures implementation success and value realization with unprecedented speed. More importantly, V4 is allowing us to attract clients and channel partners that are expected to accelerate our growth in this rapidly growing area.”

Financial Highlights

•

Total revenue in the third quarter of 2025 was $73.1 million and revenue before reimbursements was $72.2 million. This compares to total revenue of $79.8 million and revenue before reimbursements of $77.9 million in the third quarter of the prior year.

•

GAAP diluted earnings per share was $0.09 in the third quarter of 2025, as compared to $0.31 in the third quarter of 2024. 2025 third quarter GAAP net income was impacted by non-cash compensation expense recognized in association with the stock price award program announced in September 2024 of $4.8 million, or $0.17 per diluted earnings per share. In addition, 2025 third quarter GAAP net income was also impacted by restructuring costs as the Company continues its pivot of the business to Gen AI of $3.1 million, or $0.08 per diluted earnings per share, partially offset by LeewayHertz acquisition related cash and non-cash compensation benefit of $1.8 million, or $0.05 per diluted earnings per share.

•

Adjusted diluted earnings per share, a non-GAAP measure, for the third quarter of 2025 was $0.37, which came in at the mid-point of our guidance, as compared to $0.43 in the third quarter of 2024. Adjusted financial information is provided to enhance the understanding of the Company’s financial performance and is reconciled to the Company’s GAAP information in the accompanying tables.

•

As of September 26, 2025, the Company’s cash balances were $13.9 million, with $44.0 million outstanding on the Company’s credit facility. Additionally, during the quarter the Company repurchased 1.1 million shares of its stock at an average price of $20.70 for a total of $22.9 million. As of the end of the third quarter of 2025, the Company’s remaining share repurchase program authorization was $12.6 million.

•

Subsequent to the end of the third quarter, the Company’s Board of Directors approved an additional $40.0 million to its share repurchase plan. As of November 3, 2025, there was approximately $52.6 million available for share repurchases under the share repurchase program. The Company also announced its plan to launch a modified “Dutch auction” tender offer on November 5, 2025 to purchase up to $40.0 million in value of its common stock, at a price ranging from $18.30 to $21.00 per share. All of our directors and executive officers have indicated that they do not currently intend to participate in the Offer. The equity ownership of our non-tendering directors, executive officers and affiliates will increase as a percentage of our issued and outstanding shares following the consummation of the Offer.

•

In addition, subsequent to the end of the third quarter, the Company’s Board of Directors declared the fourth quarterly dividend of $0.12 per share for its shareholders of record on December 23, 2025, to be paid on January 9, 2026.

Business Outlook for the Fourth Quarter of 2025

Based on the Company’s current outlook:

•	The Company estimates total revenue before reimbursements for the fourth quarter of 2025 will be in the range of $69.5 million to $71.0 million.

•	The Company estimates adjusted diluted earnings per share for the fourth quarter of 2025 to be in the range of $0.38 and $0.40, assuming a GAAP effective tax rate of 24.5%.

Conference Call and Webcast Details

On Tuesday, November 4, 2025, senior management will discuss third quarter results in a conference call at 5:00 P.M. ET. The number for the conference call is (800) 593-0486, [Passcode: Third Quarter] For International callers, please dial (517) 308-9371. Please dial in at least 5-10 minutes prior to start time. If you are unable to participate on the conference call, a rebroadcast will be available beginning at 8:00 P.M. ET on Tuesday, November 4, 2025 and will run through 5:00 P.M. ET on Tuesday, November 18, 2025. To access the rebroadcast, please dial (866) 510-4834. For International callers, please dial (203) 369-1942.

In addition, The Hackett Group will also be webcasting this conference call live. To participate, simply visit https://www.thehackettgroup.com approximately 10 minutes prior to the start of the call and click on the conference call link provided. An online replay of the call will be available after 8:00 P.M. ET on Tuesday, November 4, 2025 and will run through 5:00 P.M. ET on Tuesday, November 18, 2025. To access the replay, visit www.thehackettgroup.com.

Use of Non-GAAP Financial Measures

The Company provides adjusted earnings results (which excluded non-cash stock-based compensation expense, acquisition-related cash and non-cash stock-based compensation expense, acquisition related costs, amortization expense, legal settlement and related costs, non-recurring charges and includes a GAAP tax rate) as a complement to results provided in accordance with Generally Accepted Accounting Principles (GAAP). These non-GAAP results are provided to enhance the users’ overall understanding of the Company’s current financial performance and its prospects for the future. The Company believes the non-GAAP results provide useful information to both management and investors and by excluding certain expenses that it believes are not indicative of its core operating results. The non-GAAP measures are included to provide investors and management with an alternative method for assessing operating results in a manner that is focused on the performance of its ongoing primary operations and to provide a consistent basis for comparison between quarters. Further, these non-GAAP results are one of the primary indicators management uses for planning and forecasting. The presentation of this additional non-GAAP information should be considered in addition to, and not as a substitute for or superior to, any results prepared in accordance with GAAP. See the reconciliation of actual results titled “Reconciliation of GAAP to Non-GAAP Measures” in the accompanying tables.

About The Hackett Group®

The Hackett Group, Inc. (NASDAQ: HCKT) is an IP and platform-based, Gen AI strategic consulting and executive advisory firm that enables Digital World Class® performance. Using AI XPLR™ and ZBrain™ – our ideation through implementation platforms – our experienced professionals help organizations realize the power of Gen AI and achieve quantifiable, breakthrough results, allowing us to be key architects of their Gen AI journey.

Our expertise is grounded in unparalleled best practices insights from benchmarking the world’s leading businesses – including 97% of the Dow Jones Industrials, 90% of the Fortune 100, 70% of the DAX 40 and 51% of the FTSE 100. Visit us at www.thehackettgroup.com.

# # #

Trademarks

The Hackett Group®, quadrant logo, and Digital World Class® are the registered marks of The Hackett Group®.

Cautionary Statement Regarding “Forward-Looking” Statements

This release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Statements including without limitation, words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or other similar phrases or variations of such words or similar expressions indicating, present or future anticipated or expected occurrences or outcomes are intended to identify such forward-looking statements. Forward-looking statements are not statements of historical fact and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. Factors that may impact such forward-looking statements include without limitation, the ability of The Hackett Group to effectively market its digital transformation, our ability to transition our capabilities to support generative artificial intelligence (AI)-related consulting services and solutions and other consulting services, our ability to effectively integrate acquisitions, including the LeewayHertz and Spend Matters acquisitions into our operations, our ability to manage joint ventures and successfully cooperate with our joint venture partners, competition from other consulting and technology companies that may have or develop in the future, similar offerings, the commercial viability of The Hackett Group and its services as well as other risk detailed in The Hackett Group’s reports filed with the United States Securities and Exchange Commission. The Hackett Group does not undertake any duty to update this release or any forward-looking statements contained herein.

Additional Information Regarding the Tender Offer

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any security. The tender offer described above has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described in this press release or at all. On the commencement date of the tender offer, the Company will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and other tender offer materials, with the SEC. The tender offer will only be made pursuant to the offer to purchase, the related letter of transmittal and the other tender offer materials filed as part of the Schedule TO. When available, shareholders should read carefully the offer to purchase, the related letter of transmittal and other tender offer materials because they will contain important information, including the terms and conditions of the tender offer. Once the tender offer commences, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company will be filing with the SEC at the SEC’s website at www.sec.gov or from the Company’s information agent for the tender offer.

Contact

Robert A. Ramirez, CFO, 305-375-8005 or rramirez@thehackettgroup.com

Page  4 of 8 – The Hackett Group, Inc. Announces Third Quarter Results

The Hackett Group, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Quarter Ended		Nine Months Ended
	September 26, 2025	September 27, 2024	September 26, 2025	September 27, 2024
Revenue:
Revenue before reimbursements	$72,166	$77,949	$226,026	$229,572
Reimbursements	945	1,828	3,849	5,048

Total revenue	73,111	79,777	229,875	234,620

Costs and expenses:
Cost of service:
Personnel costs before reimbursable expenses (includes $1,580 and $11,493 and $2,135 and $5,168 of non-cash stock based compensation expense in the three and nine months ended September 26, 2025 and September 27, 2024, respectively)	42,433	46,417	140,485	137,583
Reimbursable expenses	945	1,828	3,849	5,048

Total cost of service	43,378	48,245	144,334	142,631

Selling, general and administrative costs (includes $4,308 and $13,788 and $1,688 and $4,104 of non-cash stock based compensation expense in the three and nine months ended September 26, 2025 and September 27, 2024, respectively)	21,162	18,732	67,972	55,046
Legal settlement and related costs	—	—	—	102
Restructuring costs	3,112	—	3,112	—

Total costs and operating expenses	67,652	66,977	215,418	197,779

Operating income	5,459	12,800	14,457	36,841

Other expense, net:
Interest expense, net	(438)	(368)	(1,006)	(1,352)

Income before income taxes	5,021	12,432	13,451	35,489
Income tax expense	2,474	3,845	6,100	9,423

Net income	$2,547	$8,587	$7,351	$26,066

Basic net income per common share:
Income per common share	$0.09	$0.31	$0.27	$0.95
Weighted average common shares outstanding	27,288	27,645	27,492	27,561

Diluted net income per common share:
Income per common share	$0.09	$0.31	$0.26	$0.93
Weighted average common and common equivalent shares outstanding	27,615	28,142	28,161	27,920

Page  5 of 8 – The Hackett Group, Inc. Announces Third Quarter Results

The Hackett Group, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

(unaudited)

	September 26, 2025	December 27, 2024
ASSETS
Current assets:
Cash	$13,895	$16,366
Accounts receivable and contract assets, net	57,286	57,079
Prepaid expenses and other current assets	9,196	2,901

Total current assets	80,377	76,346
Property, software and equipment, net	23,084	20,343
Other assets	369	350
Intangible assets	3,575	2,312
Goodwill	90,565	89,782
Operating lease right-of-use assets	2,687	2,744

Total assets	$200,657	$191,877

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,621	$6,503
Accrued expenses and other liabilities	24,537	30,789
Contract liabilities	11,896	11,118
Income tax payable	424	3,753
Operating lease liabilities	1,183	965

Total current liabilities	42,661	53,128
Long-term deferred tax liability, net	11,074	8,464
Long-term debt	43,795	12,734
Operating lease liabilities	1,503	1,977

Total liabilities	99,033	76,303

Shareholders’ equity	101,624	115,574

Total liabilities and shareholders’ equity	$200,657	$191,877

Page  6 of 8 – The Hackett Group, Inc. Announces Third Quarter Results

The Hackett Group, Inc.

SEGMENT PROFIT

(in thousands)

(unaudited)

	Quarter Ended		Nine Months Ended
	September 26, 2025	September 27, 2024	September 26, 2025	September 27, 2024
Global S&BT (1):
Revenue before reimbursements	$42,398	$43,252	$128,651	$125,068
Cost of sales	21,440	22,781	66,526	67,800

Gross margin	20,958	20,471	62,125	57,268
Selling, general and administrative costs	7,717	6,378	23,111	20,374

Segment contribution	13,241	14,093	39,014	36,894
Oracle Solutions (2):
Revenue before reimbursements	$16,353	$21,838	$57,243	$65,063
Cost of sales	11,751	14,303	39,377	43,220

Gross margin	4,602	7,535	17,866	21,843
Selling, general and administrative costs	1,921	2,014	6,368	5,693

Segment contribution	2,681	5,521	11,498	16,150
SAP Solutions (3):
Revenue before reimbursements	$13,415	$12,859	$40,132	$39,442
Cost of sales	8,183	7,175	23,035	21,341

Gross margin	5,232	5,684	17,097	18,101
Selling, general and administrative costs	1,569	1,986	5,293	6,267

Segment contribution	3,663	3,698	11,804	11,834
Total Company (4):
Total segment contribution	19,585	23,312	62,316	64,878

Items not allocated to segment level (4):
Corporate general and administrative expenses	4,292	5,655	15,196	15,745
Non-cash stock based compensation expense	2,694	2,989	8,272	8,438
Stock price award program compensation expense	4,768	602	15,053	602
Acquisition-related cash compensation (reversal) expense	(540)	41	76	41
Acquisition-related non-cash stock based compensation (reversal) expense	(1,574)	232	1,956	232
Acquisition-related costs	11	53	398	53
Restructuring costs	3,112	—	3,112	—
Legal settlement and related costs	—	—	—	102
Depreciation expense	1,052	940	3,111	2,824
Amortization expense	311	—	685	—
Interest expense, net	438	368	1,006	1,352

Income before taxes	$5,021	$12,432	$13,451	$35,489

(1)

Global S&BT includes the results of our North America and International Gen AI Consulting, Implementation and Licensing, Benchmarking and Business Transformation offerings, Executive Advisory, Market Intelligence and IP as-a-Service, OneStream and eProcurement.

(2)	Oracle Solutions includes the results of our EPM/ERP and AI Enablement practices.
(3)	SAP Solutions includes the results of our SAP applications and related SAP service offerings.
(4)

Segment contributions consist of the revenue generated by the segment, less the direct costs of revenue and selling, general and administrative expenses that are incurred directly by the segment. Items not allocated to the segment level include corporate costs related to administrative functions that are performed in a centralized manner that are not attributable to a particular segment. Items not allocated to the segment level include corporate general and administrative expenses, non-cash stock based compensation expense, acquisition related cash and non-cash stock based compensation expense, depreciation and amortization expense, legal settlement and related costs, interest expense and foreign currency gains and losses. Corporate general and administrative expenses primarily include costs related to business support functions including accounting and finance, human resources, legal, information technology and office administration. Corporate general and administrative expenses exclude one-time, non-recurring expenses and benefits.

Page  7 of 8 – The Hackett Group, Inc. Announces Third Quarter Results

The Hackett Group, Inc.

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(in thousands, except per share data)

(unaudited)

	Quarter Ended		Nine Months Ended
	September 26, 2025	September 27, 2024	September 26, 2025	September 27, 2024
GAAP NET INCOME	$2,547	$8,587	$7,351	$26,066
Adjustments (1):
Non-cash stock based compensation expense (2)	2,694	2,989	8,272	8,438
Stock price award program compensation expense (2)(3)	4,768	602	15,053	602
Acquisition-related cash compensation (reversal) expense (4)	(540)	41	76	41
Acquisition-related non-cash stock based compensation (reversal) expense (4)	(1,574)	232	1,956	232
Acquisition-related costs	11	53	398	53
Amortization expense	311	—	685	—
Restructuring	3,112	—	3,112	—
Legal settlement and related costs	—	—	—	102

ADJUSTED NET INCOME BEFORE INCOME TAXES ON ADJUSTMENTS (1)	11,329	12,504	36,903	35,534
Tax effect of adjustments above (5)	1,171	366	4,451	1,822

ADJUSTED NET INCOME (1)	$10,158	$12,138	$32,452	$33,712

GAAP diluted net income per common share	$0.09	$0.31	$0.26	$0.93
Adjusted diluted net income per common share (1)	$0.37	$0.43	$1.15	$1.21
Weighted average common and common equivalent shares outstanding	27,615	28,142	28,161	27,920

(1)

The Company provides adjusted earnings results (which excludes non-cash stock based compensation expense, stock price award program compensation expense, acquisition-related cash and non-cash stock based compensation expense, amortization expense, acquisition related costs and legal settlement and related costs and includes a GAAP tax rate) as a complement to results provided in accordance with Generally Accepted Accounting Principles (GAAP). These non-GAAP results are provided to enhance the users’ overall understanding of the Company’s current financial performance and its prospects for the future. The Company believes the non-GAAP results provide useful information to both management and investors and by excluding certain expenses that it believes are not indicative of its core operating results. The non-GAAP measures are included to provide investors and management with an alternative method for assessing operating results in a manner that is focused on the performance of its ongoing primary operations and to provide a consistent basis for comparison between quarters. Further, these non-GAAP results are one of the primary indicators management uses for planning and forecasting. The presentation of this additional non-GAAP information should be considered in addition to, and not as a substitute for or superior to, any results prepared in accordance with GAAP.

(2)

Non-cash stock based compensation expense is accounted for under Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation. The Company excludes non-cash stock based compensation expense and the related tax effects for the purposes of adjusted net income and adjusted diluted earnings per share. The Company believes that non-GAAP measures of profitability, which exclude non-cash stock based compensation expense, are widely used by investors.

(3)

The stock price award program compensation expense relates to equity awards that were granted with certain market share price hurdles and service conditions to meet before they are vested. The market price hurdles include twenty consecutive trading days of equal to or greater than $30, $40 and $50 per share price. As of December 27, 2024, the first market condition had been met, and although the shares have not vested they are included in the Company’s dilutive shares outstanding for the quarter ended September 26, 2025. As of September 26, 2025, the second and third market conditions had not been met and as such the shares have not vested and are not included in the Company’s basic or dilutive shares outstanding. Non-cash compensation of $4.8 million and $15.1 million was recorded in the third quarter and first nine months of 2025, respectively.

(4)

The Company incurs cash and non-cash stock based compensation expense for acquisition related consideration that is recognized over time under GAAP. The Company believes excluding these amounts more consistently presents its ongoing results of operations because they are related to acquisitions and not due to normal operating activities. The acquisition-related non-cash stock based compensation expense is also accounted for under Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation.

(5)

The adjustment for the income tax expense is based on the accounting treatment and income tax rate for the jurisdiction of each item. The impact of all of the non-cash stock based compensation expense was $0.4 million and $0.3 million in the third quarters of 2025 and 2024 and $3.3 million and $1.8 million in first nine months of 2025 and 2024, respectively. The impact of acquisition related cash compensation benefit was $136 thousand and expense of $19 thousand in the third quarter and first nine months of 2025, respectively, and an expense of $25 thousand in both the third quarter and first nine months in 2024. The impact of the legal settlement and related costs was $27 thousand in the first nine months in 2024. The impact of the acquisition related costs and amortization expense was $83 thousand and $0.3 million in the third quarter and first nine months in 2025, respectively, and $14 thousand in both the third quarter and first nine months in 2024. The impact of the restructuring cost was $0.8 million in both the third quarter and first nine months in 2025.

Page  8 of 8 – The Hackett Group, Inc. Announces Third Quarter Results

The Hackett Group, Inc.

SUPPLEMENTAL FINANCIAL DATA

(unaudited)

	Quarter Ended
	September 26, 2025	June 27, 2025	September 27, 2024
Segment Total Revenue and Revenue Before Reimbursements (in thousands):
Global S&BT:
Total revenue	$42,925	$44,205	$44,065
Reimbursements	527	594	813

Revenue before reimbursements	$42,398	$43,611	$43,252

Oracle Solutions:
Total revenue	$16,504	$20,801	$22,759
Reimbursements	151	307	921

Revenue before reimbursements	$16,353	$20,494	$21,838

SAP Solutions:
Total revenue	$13,682	$13,893	$12,953
Reimbursements	267	369	94

Revenue before reimbursements	$13,415	$13,524	$12,859

Total segment revenue:
Total revenue	$73,111	$78,899	$79,777
Reimbursements	945	1,270	1,828

Revenue before reimbursements	$72,166	$77,629	$77,949

Revenue Concentration:
(% of total revenue)
Top customer	5%	7%	13%
Top 5 customers	17%	19%	24%
Top 10 customers	26%	27%	33%

Key Metrics and Other Financial Data:

Total Company:
Consultant headcount	1,317	1,382	1,262
Total headcount	1,599	1,685	1,546
Days sales outstanding (DSO)	71	73	70
Cash provided by operating activities (in thousands)	$11,395	$5,649	$10,578
Depreciation (in thousands)	$1,052	$1,034	$940
Amortization (in thousands)	$311	$231	$—
Capital expenditures (in thousands)	$2,405	$1,910	$1,229

Remaining Plan authorization:
Shares purchased (in thousands)	839	177	65
Cost of shares repurchased (in thousands)	$17,405	$4,320	$1,737
Average price per share of shares purchased	$20.73	$24.47	$26.77
Remaining Plan authorization (in thousands)	$12,590	$16,996	$11,146

Shares Purchased to Satisfy Employee Net Vesting Obligations:
Shares purchased (in thousands)	268	3	6
Cost of shares purchased (in thousands)	$5,514	$88	$145
Average price per share of shares purchased	$20.61	$25.77	$25.42